Exhibit 99.1

PRESS RELEASE
WWW.CONTINENTALENERGY.COM
OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy to Assess Bengara-II Block Commerciality in 2009

JAKARTA – December 22, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has received approval of the Indonesian government for an extension of time under the Bengara-II PSC to appraise, assess, and justify the economic feasibility of commercial development of an apparent oil discovery made on the Seberaba prospects during exploratory drilling late last year in the Bengara-II Block, onshore Kalimantan, Indonesia.

Together with the approval Continental’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) has been asked to submit a work program and budget detailing 2009 appraisal and evaluation plans.

The approval is granted for an additional year to the Bengara-II PSC contract anniversary on 4th December 2009 and may be extended for subsequent years subject further approval based on an annual review of progress and results of appraisal work.

At any time that CGB2 determines commercial development is justified, it may submit a plan of development (“POD”) for the first oil or gas field in the block. Upon approval of such POD by government authorities then the Bengara-II Block will be held for its full 30-year term through 4 December 2027.

The majority 70% shareholder and manager of CGB2, CNPC (Hong Kong) Ltd., has called a shareholders meeting for mid January 2009 to discuss appraisal plans which are expected to include a 3D seismic program.

On behalf of the Company,
Richard L. McAdoo
President & CEO

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Chip Langston at 214-800-5135, Suite 200 One Energy Square, 4925 Greenville Ave, Dallas, Texas, 75260